



# TOMRA® Systems AS

# FIRST QUARTER 2005



**Highlights from first quarter 2005 include:**

- Revenues 599 MNOK (+1 percent relative to first quarter 2004)
- Operating profit 10 MNOK (42 MNOK last year)
- Acquisition of Orwak Group completed in February 2005; acquisition price based on enterprise value of 160 MNOK
- Preparations for national deposit system in Germany continue
- 7 percent revenue growth in USD in North American operations

## CONSOLIDATED FINANCIALS

Revenues in the first quarter 2005 amounted to 599 MNOK, up 1 percent from 593 MNOK in the first quarter of 2004. The increase in revenue is driven by acquisitions within Recycling Technology. Organic revenue adjusted for currency fluctuations declined by 3 percent. In NOK, organic revenue declined by 10 percent to 533 MNOK.

Gross margin in first quarter 2005 equaled 33.2 percent, which is down from 34.6 percent in first quarter 2004. Operating profit equaled 10 MNOK in first quarter 2005 versus 42 MNOK in first quarter 2004. The declines are mainly a result of lower RVM sales in Europe and a strengthening of NOK versus USD and EUR.

Net financial income ended at 3 MNOK and cash flow from operations in the quarter equaled 1 MNOK, and the total cash balance ended at 766 MNOK.

All figures have been restated according to IFRS, and the impact of the implementation on 2004 financial figures can be found on www.tomra.com under Investor Relations.

## SEGMENT REPORTING

As outlined in the Annual Report 2004, TOMRA has recently introduced a new segment reporting format. Below follows a short description of the segments.

- **RVM Technology** consists of the sale, lease and servicing of Reverse Vending Machines (RVM's) in deposit markets. In addition, this segment includes TOMRA's management systems, which monitor container collection volumes and related cash flow.
- **Collection & Materials Handling** consists of the transportation and processing of beverage containers in North America, as well as the collection of deposit containers from consumers in California through a network of collection centers.
- **Recycling Technology** consists of the recently acquired companies TiTech and Orwak Group. The companies market automated sorting and compaction technology, which allows stakeholders to gain efficiencies out of the existing labor-intensive collection and recycling processes.
- **Other non-deposit activities** are comprised of TOMRA's operations in Brazil, where TOMRA collects and processes aluminum cans; the development of a new out-door collection center, Tomra Recycling Center (TRC), targeted for non-deposit markets; and business development activities in non-deposit markets such as the UK and Japan.

### RVM Technology

Revenue in RVM Technology amounted to 250 MNOK in the first quarter 2005 versus 318 MNOK in 2004 – a decrease of 21 percent (18 percent adjusted for currency fluctuations). The decline is primarily due to lower machine sales in Europe. As a direct result of the decline in revenue, operating profit fell to 31 MNOK in the first quarter 2005 against 59 MNOK in first quarter 2004.

| *Figures in NOK million* | 1q05 | 1q04 |
|---|---|---|
| Revenue | 250 | 318 |
| *- Nordic* | *85* | *128* |
| *- Central Europe* | *84* | *100* |
| *- Rest of Europe* | - | *1* |
| *- US East & Canada* | *81* | *89* |
| Gross contribution | 123 | 159 |
| *- in %* | *49%* | *50%* |
| Operating profit | 31 | 59 |
| *- in %* | *12%* | *19%* |

Europe

Revenue in Europe equaled 169 MNOK in the first quarter 2005—a decline of 26 percent versus first quarter 2004. The decline is mainly a result of the lower activity level in Sweden, which was expected and due to a large order to Coop Sweden in first quarter 2004. Also, lower activity levels in Finland and Holland were evident during first quarter 2005 due to lower investments by retailers.

US East & Canada

Revenue in US East and Canada equaled 12.8 MUSD in the first quarter 2005—unchanged from first quarter 2004. Revenue measured in NOK decreased by 9 percent to 81 MNOK. Lower machine sales due to postponed timing of several key account installations, was off-set by increased service and administration activities.

Germany

Constructive processes related to establishing a national deposit system as of May 2006 are underway. Working groups have been established by the retail and beverage industries regarding various operational standards (IT, auditing, etc.), legal issues and national security system standards. A final decision on the security system is deemed as an important step in preparing for automated handling of beverage containers in a national deposit system. TOMRA continues to assist industry stakeholders with technology and system competency.

**Collection & Materials Handling**

Revenue within Collection & Materials Handling in the first quarter 2005 increased by 10 percent to 29.8 MUSD. Revenue measured in NOK decreased by 1 percent to 187 MNOK. The increase in revenue measured in USD was mainly driven by growth in the collection operations (US West/California), which increased by 20 percent. The main reasons for the increase in revenue are higher aluminum prices and collection volumes, which increased by 7 percent in total.

Margins also improved in the first quarter 2005 compared to 2004 due to improved performance in California and effects from cost cutting programs, which were implemented in 2004 in the materials handling operations (US East & Canada).

| *Figures in NOK million* | 1q05 | 1q04 |
|---|---|---|
| Revenue | 187 | 189 |
| *- US East & Canada* | *101* | *110* |
| *- US West* | *86* | *79* |
| Gross contribution | 34 | 36 |
| *- in %* | *18%* | *19%* |
| Operating profit | 8 | 5 |
| *- in %* | *4%* | *2%* |

**Recycling Technology**

Traditionally, the first quarters within the recently acquired companies in Recycling Technology have low activity levels. This trend has also been evident in 2005 where revenue equaled 66 MNOK. As a consequence of the lower activity level, the Recycling Technology-segment had an operating loss of 9 MNOK. For 2004, this trend was broken and pro-forma first quarter figures for Recycling Technology show revenue of 96 MNOK and operating profit of 8 MNOK. Based on improved order backlog at the end of the first quarter 2005, TOMRA expects revenue and margins within Recycling Technology to improve throughout 2005.

| *Figures in NOK million* | 1q05 | 1q04 |
|---|---|---|
| Revenue | 66 | - |
| *- Nordic* | *14* | - |
| *- Central Europe & UK* | *39* | - |
| *- Rest of Europe* | *4* | - |
| *- US East & Canada* | *3* | - |
| *- Rest of World* | *6* | - |
| Gross contribution | 28 | - |
| *- in %* | *43%* | - |
| Operating profit | (9) | - |

Orwak Group

The formal closing of the acquisition of Orwak Group AB occurred on 21 February 2005. The purchase price was based on an enterprise value of 175 MSEK (160 MNOK) and a conditional payment of up to 20 MSEK based on 2005 and 2006 earnings. TOMRA consolidated Orwak Group as of 1 January 2005.

**Other non-deposit activities**

Revenue within TOMRA's other non-deposit activities increased by 12 percent to 96 MNOK mainly due to higher collection volumes in Brazil. Nearly all revenue in this segment is generated in Brazil, which had an operating profit 5 MNOK. Due to investments in business development activities, the operating loss for the segment ended at 11 MNOK.

| *Figures in NOK million* | 1q05 | 1q04 |
|---|---|---|
| Revenue | 96 | 86 |
| *- Rest of World* | *96* | *86* |
| Gross contribution | 14 | 10 |
| *- in %* | *15%* | *12%* |
| Operating profit | (11) | (18) |

TRC pilot in the UK

The TRC (Tomra Recycling Center) pilot being tested together with Tesco in the UK has shown promising results with respect to center performance, consumer response and stakeholder interest. TOMRA and Tesco plan to install an additional five centers in April through July. Results from these test centers will form the basis for discussions with Tesco in late 2005 / early 2006 regarding a large scale roll-out in the UK. Investments in the TRC project during first quarter 2005 equaled 8 MNOK, unchanged from 2004.

Japan

The collection test centers operated by TOMRA and Sumitomo in the Tokyo / Yokohama region have been successful. TOMRA and Sumitomo have decided to immediately expand its marketing activities in Japan in order to further verify stakeholder interest in the collection center solution. A decision on a cooperation model between TOMRA and Sumitomo is targeted for conclusion in the middle of 2005.

## ORGANIZATION

On 11 April 2005 Amund Skarholt joined TOMRA as the new CEO. The agreed upon compensation (including social security tax) of 4 MNOK to the former CEO of TOMRA was booked in the first quarter 2005.

## SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2005 was 178,486,559 shares. The total number of shareholders decreased from 17,611 at the end of 2004 to 17,238 at the end of first quarter 2005. At the end of first quarter 2005 70 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price decreased from NOK 33.30 to NOK 28.30 during first quarter 2005. The number of shares traded at the Oslo Stock Exchange in first quarter 2005 was 145 million shares, compared to 124 million in first quarter 2004.

Asker, 19 April 2005

The Board of Directors
TOMRA SYSTEMS ASA

| Jan Chr. Opsahl | Amund Skarholt |
|---|---|
| Chairman of the Board | President & CEO |

**TOMRA SYSTEMS ASA**
**Drengsrudhagen 2**
**P.O. Box 278**
**N-1370 Asker, Norway**
**Telephone: (+47) 66 79 91 00**
**Telefax: (+47) 66 79 91 11**
**Website: www.tomra.com**

# FINANCIAL STATEMENT – FIRST QUARTER 2005

| INCOME STATEMENT | 1st Quarter | | Full Year |
|---|---|---|---|
| *(Figures in NOK million)* | **2005** | **2004** | **2004** |
| Operating revenues | 599.2 | 592.8 | 2512.2 |
| Cost of goods sold | 384.4 | 371.4 | 1535.6 |
| Depreciation | 15.8 | 16.2 | 65.5 |
| *Gross contribution* | *199.0* | *205.2* | *911.1* |
| Operating expenses | 168.3 | 145.0 | 617.5 |
| Depreciation | 20.5 | 18.0 | 76.5 |
| *Operating profit* | *10.2* | *42.2* | *217.1* |
| Net financial income | 3.3 | 5.4 | 24.2 |
| *Ordinary profit before tax* | *13.5* | *47.6* | *241.3* |
| Loss related to Tomra Systems OY | 0.0 | 0.0 | 3.4 |
| Income related to Wise Metals Group | 0.0 | 0.0 | 54.7 |
| Taxes | 4.6 | 13.7 | 90.1 |
| *Net profit* | *8.9* | *33.9* | *202.5* |
| Minority interest | (1.4) | (2.3) | (15.4) |
| *Earnings per share (NOK)* | *0.04* | *0.18* | *1.05* |

| **BALANCE SHEET** | **31 March** | | |
|---|---|---|---|
| *(Figures in NOK million)* | **2005** | **2004** | **31 December 2004** |
| **ASSETS** | | | |
| Intangible assets | 869.1 | 579.5 | 738.6 |
| Leasing equipment | 143.9 | 159.7 | 140.1 |
| Other fixed assets | 628.3 | 643.0 | 588.6 |
| Inventory | 352.3 | 323.6 | 285.0 |
| Short-term receivables | 610.5 | 572.3 | 541.6 |
| Cash and cash equivalents | 766.1 | 1149.5 | 983.0 |
| *Total assets* | *3370.2* | *3427.6* | *3276.9* |
| **LIABILITIES & EQUITY** | | | |
| Paid-in capital | 1596.8 | 1596.8 | 1596.8 |
| Retained earnings | 1070.6 | 1058.2 | 999.5 |
| Minority interests | 70.3 | 72.6 | 68.0 |
| Deferred taxes | 10.7 | 0.0 | 10.1 |
| Long-term interest-bearing liabilities | 59.8 | 53.6 | 58.3 |
| Short-term interest-bearing liabilities | 3.3 | 4.1 | 3.2 |
| Other liabilities | 558.7 | 642.3 | 541.0 |
| *Total liabilities & equity* | *3370.2* | *3427.6* | *3276.9* |

| **CASH FLOW STATEMENT** | **1st Quarter** | | **Full Year** |
|---|---|---|---|
| *(Figures in NOK million)* | **2005** | **2004** | **2004** |
| Ordinary profit before taxes | 13.5 | 47.6 | 241.3 |
| Changes in working capital | (49.4) | 61.1 | 103.5 |
| Other operating changes | 37.3 | (2.3) | 62.6 |
| Total cash flow from operations | 1.4 | 106.4 | 407.4 |
| Total cash flow from investments | (211.7) | (32.2) | (422.5) |
| Total cash flow from financing | (9.3) | (3.6) | (75.5) |
| *Total cash flow for period* | *(219.6)* | *70.6* | *(90.6)* |
| Exchange rate effect on cash | 2.7 | (4.5) | (9.8) |
| Opening cash balance | 983.0 | 1083.4 | 1083.4 |
| Closing cash balance | 766.1 | 1149.5 | 983.0 |

| **EQUITY** | **1st Quarter** | | **Full Year** |
|---|---|---|---|
| *(Figures in NOK million)* | **2005** | **2004** | **2004** |
| *Opening balance* | *2596.3* | *2594.6* | *2594.6* |
| Net profit | 7.5 | 31.6 | 187.1 |
| Translation difference | 58.2 | 24.3 | (150.0) |
| Other equity adjustments | 5.4 | 4.5 | 18.1 |
| Dividend paid | 0.0 | 0.0 | (53.5) |
| *Closing balance* | *2667.4* | *2655.0* | *2596.3* |

| **INTERIM RESULTS** | **1st Quarter 2005** | **4th Quarter 2004** | **3rd Quarter 2004** | **2nd Quarter 2004** | **1st Quarter 2004** |
|---|---|---|---|---|---|
| Operating revenues | 599.2 | 663.5 | 665.0 | 590.9 | 592.8 |
| EBITDA | 46.5 | 96.1 | 109.6 | 77.0 | 76.4 |
| Operating profit | 10.2 | 57.8 | 75.6 | 41.5 | 42.2 |
| Sales growth (year-on-year) | 1.1 | (6.8) | 2.0 | 3.8 | 11.8 |
| Gross margin (%) | 33.2 | 36.8 | 37.5 | 35.9 | 34.6 |
| Operating margin (%) | 1.7 | 8.7 | 11.4 | 7.0 | 7.1 |
| Earnings per share (NOK) | 0.04 | 0.24 | 0.28 | 0.35 | 0.18 |
| Earnings per share (NOK) fully diluted | 0.04 | 0.24 | 0.28 | 0.35 | 0.18 |

Note: The first quarter 2005 financial figures have been prepared based upon management's interpretation of the current International Financial Reporting Standards (IFRS). The financial figures for 2004 have been restated accordingly. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.

| SEGMENT FINANCIALS | RVM Technology | | Collection & Materials Handling | | Recycling Technology | | Other non-deposit activities | | Group functions | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *(Figures in NOK millions)* | 1st Quarter | | 1st Quarter | | 1st Quarter | | 1st Quarter | | 1st Quarter | | 1st Quarter | |
| | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Revenue | 250 | 318 | 187 | 189 | 66 | - | 96 | 86 | - | - | 599 | 593 |
| - *Nordic* | *85* | *128* | - | - | *14* | - | - | - | - | - | *99* | *128* |
| - *Central Europe & UK* | *84* | *100* | - | - | *39* | - | - | - | - | - | *123* | *100* |
| - *Rest of Europe* | - | *1* | - | - | *4* | - | - | - | - | - | *4* | *1* |
| - *US East & Canada* | *81* | *89* | *101* | *110* | *3* | - | - | - | - | - | *185* | *199* |
| - *US West* | - | - | *86* | *79* | - | - | - | - | - | - | *86* | *79* |
| - *Rest of World* | - | - | - | - | *6* | - | *96* | *86* | - | - | *102* | *86* |
| Gross contribution | 123 | 159 | 34 | 36 | 28 | - | 14 | 10 | - | - | 199 | 205 |
| - *in %* | *49%* | *50%* | *18%* | *19%* | *43%* | - | *15%* | *12%* | - | - | *33%* | *35%* |
| Operating profit | 31 | 59 | 8 | 5 | (9) | - | (11) | (18) | (9) | (4) | 10 | 42 |
| - *in %* | *12%* | *19%* | *4%* | *2%* | - | - | - | - | - | - | *2%* | *7%* |


TOMRA®

# SECOND QUARTER 2005

**Highlights from second quarter 2005 include:**

- Revenues 687 MNOK (+16 percent relative to second quarter 2004)
- Operating profit (excluding restructuring charges) 40 MNOK (42 MNOK last year)
- Operating loss (including 135 MNOK in restructuring charges) 95 MNOK

  ➔ Accruals of 21 MNOK

  ➔ Asset write-downs of 114 MNOK

- Accruals in second quarter and expected 30 MNOK accruals in second half 2005 to yield 80 MNOK in cost savings in 2006
- Strong recovery in Recycling Technology from first quarter 2005
- Activities initiated to divest Brazilian operation

## TOMRA – SECOND QUARTER 2005

## CONSOLIDATED FINANCIALS

Revenue in the second quarter 2005 amounted to 687 MNOK, up 16 percent from 591 MNOK in the second quarter of 2004. The increase in revenue is driven by acquisitions within Recycling Technology. Organic growth in NOK equaled negative 1 percent, and adjusted for currency fluctuations organic growth was 5 percent.

Gross margin equaled 34.4 percent in the second quarter 2005, which is down from 35.9 percent in the second quarter 2004. Operating profit excluding restructuring charges equaled 40 MNOK versus 42 MNOK in second quarter 2004. Operating loss including restructuring charges equaled 95 MNOK in second quarter 2005.

Total restructuring charges of 135 MNOK consist of 21 MNOK in restructuring accruals, which are mainly severance payments, and asset write-downs of 114 MNOK. The asset write-downs consist of goodwill (90 MNOK), IT systems (12 MNOK) and inventory (12 MNOK). Approximately 30 MNOK in additional accruals are expected to be incurred in the second half of 2005. In total, full year savings in 2006 from these restructuring accruals are estimated to approximately 80 MNOK.

Net financial income ended at 3 MNOK, cash flow from operations in the quarter equaled 44 MNOK, and the total cash balance ended at 427 MNOK.

As a consequence of the decision to divest TOMRA's Brazilian entity, the income statement of the entity has been reported as discontinuing operations. Likewise, the assets and liabilities have been reported on separate lines in the balance sheet.

## SEGMENT REPORTING

### RVM Technology

Revenue in RVM Technology amounted to 278 MNOK in the second quarter 2005 versus 301 MNOK in 2004 – a decrease of 8 percent. Year-to-date revenue is down 15 percent. The decline in operating profit is primarily due to lower sales and restructuring charges of 46 MNOK.

| *Figures in NOK million* | 2q05 | 2q04 | 6m05 | 6m04 |
|---|---|---|---|---|
| Revenue | 278 | 301 | 528 | 619 |
| *- Nordic* | *97* | *112* | *182* | *240* |
| *- Central Europe* | *89* | *99* | *173* | *199* |
| *- Rest of Europe* | *-* | *1* | *-* | *2* |
| *- US East & Canada* | *92* | *89* | *173* | *178* |
| Gross contribution* | 118 | 151 | 241 | 310 |
| *- in %* | *43%* | *50%* | *46%* | *50%* |
| Operating expenses** | 138 | 108 | 230 | 208 |
| Operating profit | (20) | 43 | 11 | 102 |
| *- in %* | *-* | *14%* | *2%* | *17%* |
| ** includes charges of* | *12* | *-* | *12* | *-* |
| ***includes charges of* | *34* | *-* | *34* | *-* |

Europe

Revenue in Europe equaled 186 MNOK in the second quarter 2005—a decline of 12 percent versus second quarter 2004. Revenue declined by 10 percent adjusted for currency fluctuations. The decline is mainly a result of lower activity in Finland and Sweden, which was partly off-set by increased activity in Denmark. Several new store openings have positively impacted technology sales in Denmark, which is expected to continue in the second half of 2005.

*Holland*

Based on new legislation in Holland, deposit on non-refillable containers equal to or larger than one liter will be implemented as of 1 January 2006. The new legislation is expected to impact TOMRA's operations positively in the second half of 2005, and TOMRA has so far received orders for more than 100 new machines.

*Germany*

DPG Deutsche Pfandsystem GmbH ("DPG") was recently founded to establish and administer a national deposit system for non-refillable beverage containers in Germany. An important pillar in such a system is the security marking of deposit containers. DPG has signed a pre-contract with Bundesdruckerei GmbH to deliver such a security solution. TOMRA is Bundesdruckerei's partner and technology supplier in this project.

A field test will be held whereby Bundesdruckerei will make twenty recognition units – manufactured by TOMRA – available for testing purposes. During the course of the field test 50 million beverage containers will be marked with the security marking and be read by the recognition units. The system specifications will be open and made available to system suppliers.

US East & Canada
Revenue in US East and Canada equaled 14.5 MUSD in the second quarter 2005—up 12 percent from second quarter 2004. Revenue measured in NOK increased by 3 percent to 92 MNOK. Machine installments under the previously announced 6.5 MUSD contract with a New York-based retailer positively impacted the second quarter 2005 performance.

| *Figures in NOK million* | 2q05 | 2q04 | 6m05 | 6m04 |
|---|---|---|---|---|
| Revenue | 101 | - | 167 | - |
| *- Nordic* | *21* | - | *35* | - |
| *- Central Europe & UK* | *42* | - | *81* | - |
| *- Rest of Europe* | *13* | - | *17* | - |
| *- US East & Canada* | *10* | - | *13* | - |
| *- Rest of World* | *15* | - | *21* | - |
| Gross contribution | 48 | - | 76 | - |
| *- in %* | *48%* | - | *46%* | - |
| Operating expenses* | 36 | | 73 | |
| Operating profit | 12 | - | 3 | - |
| *- in %* | *12%* | - | *2%* | - |
| **includes charges of* | *3* | - | *3* | - |

**Collection & Materials Handling**
Revenue within Collection & Materials Handling in the second quarter 2005 increased by 12 percent to 33 MUSD. Revenue measured in NOK increased by 3 percent to 213 MNOK. Year-to-date revenue measured in USD is up 11 percent; in NOK terms, year-to-date revenue is up 1 percent.

The increase in revenue was mainly driven by growth in the collection operations (US West/California), which increased by 22 percent in the second quarter measured in USD. The main reasons for the increase in revenue are higher aluminum prices and volumes, which increased by 13 percent primarily due to increased number of collection centers.

Margins also improved in the second quarter 2005 compared to 2004 due to improved performance in California, which was partly off-set by higher fuel costs in the materials handling business.

| *Figures in NOK million* | 2q05 | 2q04 | 6m05 | 6m04 |
|---|---|---|---|---|
| Revenue | 213 | 206 | 400 | 395 |
| *- US East & Canada* | *120* | *125* | *221* | *235* |
| *- US West* | *93* | *81* | *179* | *160* |
| Gross contribution | 54 | 48 | 88 | 84 |
| *- in %* | *25%* | *23%* | *22%* | *21%* |
| Operating expenses | 34 | 33 | 60 | 64 |
| Operating profit | 20 | 15 | 28 | 20 |
| *- in %* | *9%* | *7%* | *7%* | *5%* |

**Recycling Technology**
Operations within TiTech and Orwak Group improved considerably in the second quarter 2005 versus a very weak first quarter 2005. TOMRA anticipates improved performance in the second half of 2005 versus first half 2005 based on a sound order backlog at the end of the second quarter 2005.

**Other non-deposit activities**
Revenue in the second quarter 2005 within TOMRA's other non-deposit activities increased by 13 percent to 95 MNOK mainly due to higher collection volumes in Brazil, which had an operating profit before restructuring costs of 7 MNOK in the second quarter 2005 and 12 MNOK year-to-date.

The operating loss in the second quarter 2005 of 103 MNOK in the segment is due to goodwill write-down in Brazil (80 MNOK), restructuring accruals in business development (6 MNOK) and investments in business development activities.

| *Figures in NOK million* | 2q05 | 2q04 | 6m05 | 6m04 |
|---|---|---|---|---|
| Revenue | 95 | 84 | 191 | 170 |
| *- Rest of World* | *95* | *84* | *191* | *170* |
| Gross contribution | 16 | 14 | 30 | 24 |
| *- in %* | *17%* | *17%* | *16%* | *14%* |
| Operating expenses* | 119 | 26 | 144 | 54 |
| Operating profit | (103) | (12) | (114) | (30) |
| **includes charges of* | *86* | - | *86* | - |

Brazil
As part of its on-going strategy discussions, TOMRA has decided that the Brazilian operations are out of strategic scope. As a consequence, activities to sell the Brazilian operations have been initiated.

TRC pilot in the UK
TOMRA installed an additional two TRC's in the UK, bringing the total to three centers. Another three centers are scheduled for installation in July and August 2005. Investments in the TRC project during second quarter 2005 equaled 15 MNOK, up from 7 MNOK in second quarter 2004.

Container collection volumes at the centers equaled approximately 70,000 containers per month. Various incentive schemes will be implemented in the third quarter 2005 in order to

generate higher return rates, which are a key performance indicator in the project. An evaluation of the TRC business model performance will be conducted in the fourth quarter of 2005.

Japan

In the second quarter 2005 Sumitomo has successfully sold two RVM-based recycling centers in Tokyo. The technology and concept continue to be well received. Decisions by municipalities to invest in recycling centers in the fall of 2005 are key factors in the further development of the Japanese business model. The partnership with Sumitomo is important in this respect.

## STRATEGIC PERSPECTIVES

TOMRA's ambition is to become the leading supplier of recycling solutions in all markets with developed or emerging recycling value chains. Technology provided by TOMRA shall include solutions for recognition, sorting and volume reduction of material. In order to secure cost efficient handling systems for all stakeholders, TOMRA may also take on roles within field support, logistics and processing of materials. These activities are expected to be limited in size and will be initiated only if it is deemed necessary to establish and operate an efficient, technology-based recycling value chain.

TOMRA's short-term goal is to regain a sustainable profitable growth momentum regardless of any impact from the large German opportunity. Growth in profit will take precedence over revenue growth. Overall, TOMRA's goal is to return to a double digit operating profit margin level as quickly as possible.

This will be achieved through a cost optimal organizational structure and a market strategy based on a balanced approach between profit contribution and market share. Additionally, organic growth must be achieved through increased value added services, which in turn may trigger increased replacement sales; through the application of TOMRA's core technology in non-deposit markets; and lastly, by bringing business development projects to a commercialization phase. In short, it is TOMRA's ability to build solutions based on technology from TOMRA, TiTech and Orwak combined, with related value added services that will decide our level of success.

## SHAREHOLDERS

The total number of shares outstanding at the end of first quarter 2005 was 178,486,559 shares. The total number of shareholders decreased from 17,238 at the end of first quarter 2005 to 16,174 at the end of second quarter 2005. At the end of the second quarter 2005 66 percent of TOMRA's shareholders were Norwegian residents.

TOMRA's share price decreased from NOK 28.30 to NOK 27.00 during second quarter 2005. The number of shares traded at the Oslo Stock Exchange in second quarter 2005 was 91 million shares, compared to 126 million in second quarter 2004.

Asker, 13 July 2005

The Board of Directors
TOMRA SYSTEMS ASA

| Jan Chr. Opsahl | Amund Skarholt |
|---|---|
| Chairman of the Board | President & CEO |

# FINANCIAL STATEMENT – SECOND QUARTER 2005

| INCOME STATEMENT *(Figures in NOK million)* | 2nd Quarter 2005 | | | 2nd Quarter 2004 | | | Accumulated 30 June 2005 | | | Accumulated 30 June 2004 | | | Full year 2004 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cont. | Disc. | Total | Cont. | Disc. | Total | Cont. | Disc. | Total | Cont. | Disc. | Total | Cont. | Disc. | Total |
| Operating revenues | 592.8 | 93.9 | 686.7 | 506.9 | 84.0 | 590.9 | 1096.6 | 189.3 | 1285.9 | 1014.6 | 169.1 | 1183.7 | 2142.2 | 370.0 | 2512.2 |
| Cost of goods sold[1] | 357.9 | 78.0 | 435.9 | 290.9 | 70.5 | 361.4 | 660.9 | 159.4 | 820.3 | 587.1 | 145.7 | 732.8 | 1213.7 | 321.9 | 1535.6 |
| Depreciation | 14.8 | 0.0 | 14.8 | 17.1 | 0.0 | 17.1 | 30.6 | 0.0 | 30.6 | 33.3 | 0.0 | 33.3 | 65.5 | 0.0 | 65.5 |
| *Gross contribution* | *220.1* | *15.9* | *236.0* | *198.9* | *13.5* | *212.4* | *405.1* | *29.9* | *435.0* | *394.2* | *23.4* | *417.6* | *863.0* | *48.1* | *911.1* |
| Operating expenses[2] | 200.1 | 7.9 | 208.0 | 145.8 | 6.7 | 152.5 | 361.3 | 15.0 | 376.3 | 282.0 | 15.5 | 297.5 | 593.5 | 24.0 | 617.5 |
| Depreciation/write-down[3] | 41.5 | 81.3 | 122.8 | 17.0 | 1.4 | 18.4 | 60.6 | 82.7 | 143.3 | 33.6 | 2.8 | 36.4 | 70.9 | 5.6 | 76.5 |
| *Operating profit* | *(21.5)* | *(73.3)* | *(94.8)* | *36.1* | *5.4* | *41.5* | *(16.8)* | *(67.8)* | *(84.6)* | *78.6* | *5.1* | *83.7* | *198.6* | *18.5* | *217.1* |
| Net financial income/(expense) | 2.5 | 0.3 | 2.8 | 9.0 | 1.5 | 10.5 | 6.3 | (0.2) | 6.1 | 13.9 | 2.0 | 15.9 | 23.4 | 0.8 | 24.2 |
| *Ordinary profit before tax* | *(19.0)* | *(73.0)* | *(92.0)* | *45.1* | *6.9* | *52.0* | *(10.5)* | *(68.0)* | *(78.5)* | *92.5* | *7.1* | *99.6* | *222.0* | *19.3* | *241.3* |
| Loss on Tomra Systems OY | 0.0 | 0.0 | 0.0 | 3.4 | 0.0 | 3.4 | 0.0 | 0.0 | 0.0 | 3.4 | 0.0 | 3.4 | 3.4 | 0.0 | 3.4 |
| Income on Wise Metals Group | 0.0 | 0.0 | 0.0 | 54.7 | 0.0 | 54.7 | 0.0 | 0.0 | 0.0 | 54.7 | 0.0 | 54.7 | 54.7 | 0.0 | 54.7 |
| Taxes expense | (0.7) | 2.1 | 1.4 | 34.1 | 1.8 | 35.9 | 2.4 | 3.6 | 6.0 | 47.8 | 1.8 | 49.6 | 85.1 | 5.0 | 90.1 |
| *Net profit* | *(18.3)* | *(75.1)* | *(93.4)* | *62.3* | *5.1* | *67.4* | *(12.9)* | *(71.6)* | *(84.5)* | *96.0* | *5.3* | *101.3* | *188.2* | *14.3* | *202.5* |
| Minority interest | (4.9) | 0.0 | (4.9) | (4.5) | 0.0 | (4.5) | (6.3) | 0.0 | (6.3) | (6.8) | 0.0 | (6.8) | (15.4) | 0.0 | (15.4) |
| *Earnings per share (NOK)* | *(0.13)* | *(0.42)* | *(0.55)* | *0.32* | *0.03* | *0.35* | *(0.11)* | *(0.40)* | *(0.51)* | *0.50* | *0.03* | *0.53* | *0.97* | *0.08* | *1.05* |

| **BALANCE SHEET** *(Figures in NOK million)* | 30 June 2005 | 30 June 2004 | 31 December 2004 |
|---|---|---|---|
| **ASSETS** | | | |
| Intangible assets | 714.8 | 579.0 | 738.6 |
| Leasing equipment | 148.7 | 161.2 | 140.1 |
| Other fixed assets | 618.7 | 631.4 | 588.6 |
| Inventory | 326.6 | 315.5 | 285.0 |
| Short-term receivables | 679.3 | 579.9 | 541.6 |
| Cash and cash equivalents | 426.5 | 1122.6 | 983.0 |
| Assets classified as held for sale | 182.0 | | |
| *TOTAL ASSETS* | *3096.6* | *3389.4* | *3276.9* |
| **LIABILITIES & EQUITY** | | | |
| Paid-in capital | 1596.8 | 1596.8 | 1596.8 |
| Retained earnings | 715.4 | 1065.7 | 999.5 |
| Minority interests | 80.3 | 77.2 | 68.0 |
| Deferred taxes | 10.1 | 0.0 | 10.1 |
| Long-term interest-bearing liabilities | 58.6 | 52.6 | 58.3 |
| Short-term interest-bearing liabilities | 0.8 | 4.3 | 3.2 |
| Other liabilities | 592.2 | 592.8 | 541.0 |
| Liabilities classified as held for sale | 42.4 | 0.0 | 0.0 |
| *TOTAL LIABILITIES & EQUITY* | *3096.6* | *3389.4* | *3276.9* |

| **CASH FLOW STATEMENT** *(Figures in NOK million)* | 2nd Quarter 2005 | 2nd Quarter 2004 | Accumulated 30 June 2005 | Accumulated 30 June 2004 | Full Year 2004 |
|---|---|---|---|---|---|
| Ordinary profit before taxes | (92.0) | 52.0 | (78.5) | 99.6 | 241.3 |
| Changes in working capital | 7.5 | 0.2 | (41.9) | 61.3 | 103.5 |
| Other operating changes | 128.4 | 78.0 | 165.7 | 75.7 | 62.6 |
| Total cash flow from operations | 43.9 | 130.2 | 45.3 | 236.6 | 407.4 |
| Total cash flow from investments | (34.1) | (89.8) | (245.8) | (122.0) | (422.5) |
| Total cash flow from financing | (350.1) | (57.9) | (359.4) | (61.5) | (75.5) |
| *Total cashflow for period* | *(340.3)* | *(17.5)* | *(559.9)* | *53.1* | *(90.6)* |
| Exchange rate effect on cash | 0.7 | (9.4) | 3.4 | (13.9) | (9.8) |
| Opening cash balance | 766.1 | 1149.5 | 983.0 | 1083.4 | 1083.4 |
| Closing cash balance | 426.5 | 1122.6 | 426.5 | 1122.6 | 983.0 |

Notes:

1) 12 MNOK in write-down of inventory included in the second quarter 2005.
2) 21 MNOK in accruals included in the second quarter 2005.
3) 102 MNOK in intangible write-downs included in the second quarter 2005.

| EQUITY | Accumulated 30 June | | Full Year |
|---|---|---|---|
| *(Figures in NOK million)* | 2005 | 2004 | 2004 |
| *Opening balance* | *2596.3* | *2594.6* | *2594.6* |
| Net profit | (90.8) | 94.5 | 187.1 |
| Translation difference | 116.7 | 17.9 | (150.0) |
| Other equity adjustments | 11.3 | 9.0 | 18.1 |
| Dividend paid | (321.3) | (53.5) | (53.5) |
| *Closing balance* | *2312.2* | *2662.5* | *2596.3* |

| INTERIM RESULTS | 2nd Quarter 2005 | 1st Quarter 2005 | 4th Quarter 2004 | 3rd Quarter 2004 | 2nd Quarter 2004 |
|---|---|---|---|---|---|
| Operating revenues (MNOK) | 686.7 | 599.2 | 663.5 | 665.0 | 590.9 |
| EBITDA (MNOK) | 42.8 | 46.5 | 96.1 | 109.6 | 77.0 |
| Operating profit (MNOK) | (94.8) | 10.2 | 57.8 | 75.6 | 41.5 |
| Sales growth (year-on-year) | 16.2 | 1.1 | (6.8) | 2.0 | 3.8 |
| Gross margin (%) | 34.4 | 33.2 | 36.8 | 37.5 | 35.9 |
| Operating margin (%) | (13.8) | 1.7 | 8.7 | 11.4 | 7.0 |
| Earnings per share (NOK) | (0.55) | 0.04 | 0.24 | 0.28 | 0.35 |
| Earnings per share (NOK) fully diluted | (0.55) | 0.04 | 0.24 | 0.28 | 0.35 |

# SEGMENT FINANCIALS

| SEGMENT | RVM Technology | | Collection & Materials Handling | | Recycling Technology | | Other non-deposit activities | | Group functions | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *(Figures in NOK millions)* | 2nd Quarter | | 2nd Quarter | | 2nd Quarter | | 2nd Quarter | | 2nd Quarter | | 2nd Quarter | |
| | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Revenue | 278 | 301 | 213 | 206 | 101 | - | 95 | 84 | - | - | 687 | 591 |
| *- Nordic* | *97* | *112* | - | - | *21* | - | - | - | - | - | *118* | *112* |
| *- Central Europe & UK* | *89* | *99* | - | - | *42* | - | - | - | - | - | *131* | *99* |
| *- Rest of Europe* | - | *1* | - | - | *13* | - | - | - | - | - | *13* | *1* |
| *- US East & Canada* | *92* | *89* | *120* | *125* | *10* | - | - | - | - | - | *222* | *214* |
| *- US West* | - | - | *93* | *81* | - | - | - | - | - | - | *93* | *81* |
| *- Rest of World* | - | - | - | - | *15* | - | *95* | *84* | - | - | *110* | *84* |
| Gross contribution | 118 | 151 | 54 | 48 | 48 | - | 16 | 14 | - | - | 236 | 213 |
| *- in %* | *43%* | *50%* | *25%* | *23%* | *48%* | - | *17%* | 17% | - | - | *34%* | *36%* |
| Operating profit | (20) | 43 | 20 | 15 | 12 | - | (103) | (12) | (4) | (4) | (95) | 42 |
| *- in %* | - | *14%* | *9%* | *7%* | *12%* | - | - | - | - | - | - | *7%* |

| SEGMENT | RVM Technology | | Collection & Materials Handling | | Recycling Technology | | Other non-deposit activities | | Group functions | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *(Figures in NOK millions)* | Accumulated June 30 | | Accumulated June 30 | | Accumulated June 30 | | Accumulated June 30 | | Accumulated June 30 | | Accumulated June 30 | |
| | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Revenue | 528 | 619 | 400 | 395 | 167 | - | 191 | 170 | - | - | 1286 | 1184 |
| *- Nordic* | *182* | *240* | - | - | *35* | - | - | - | - | - | *217* | *240* |
| *- Central Europe & UK* | *173* | *199* | - | - | *81* | - | - | - | - | - | *254* | *199* |
| *- Rest of Europe* | - | *2* | - | - | *17* | - | - | - | - | - | *17* | *2* |
| *- US East & Canada* | *173* | *178* | *221* | *235* | *13* | - | - | - | - | - | *407* | *413* |
| *- US West* | - | - | *179* | *160* | - | - | - | - | - | - | *179* | *160* |
| *- Rest of World* | - | - | - | - | *21* | - | *191* | *170* | - | - | *212* | *170* |
| Gross contribution | 241 | 310 | 88 | 84 | 76 | - | 30 | 24 | - | - | 435 | 418 |
| *- in %* | *46%* | *50%* | *22%* | *21%* | *46%* | - | *16%* | *14%* | - | - | *34%* | *35%* |
| Operating profit | 11 | 102 | 28 | 20 | 3 | - | (114) | (30) | (13) | (8) | (85) | 84 |
| *- in %* | *2%* | *17%* | *7%* | *5%* | *2%* | - | - | - | - | - | - | *7%* |

Note: The 2005 financial figures have been prepared based upon management's interpretation of the current International Financial Reporting Standards (IFRS). The financial figures for 2004 have been restated accordingly. The reconciliation between IFRS and NGAAP, both at the end of 2003 and 2004, as well per quarter in 2004, can be found on www.tomra.com. Due to possible changes in existing standards, new understanding and interpretation of existing standards and potential new standards, the figures may change later during 2005. Neither the 2005 nor the 2004 restated figures have been audited and must therefore be treated as preliminary figures.

# FOURTH QUARTER 2004

*Helping the world recycle*


TOMRA

# FINANCIAL STATEMENT – FOURTH QUARTER 2004

| INCOME STATEMENT | 4th Quarter | | Full Year | |
|---|---|---|---|---|
| *(Figures in NOK million)* | **2004** | **2003** | **2004** | **2003** |
| Operating revenues | 663.5 | 711.6 | 2512.2 | 2462.8 |
| Cost of goods sold | 410.5 | 434.1 | 1547.0 | 1492.8 |
| Lease depreciation | 12.9 | 15.9 | 55.1 | 61.9 |
| *Gross contribution* | *240.1* | *261.6* | *910.1* | *908.1* |
| Operating expenses | 165.7 | 143.6 | 626.4 | 555.3 |
| Depreciation | 32.2 | 27.4 | 110.8 | 111.0 |
| *Operating profit* | *42.2* | *90.6* | *172.9* | *241.8* |
| Net financial income/(expense) | 3.3 | 6.3 | 24.2 | 43.0 |
| *Ordinary profit before tax* | *45.5* | *96.9* | *197.1* | *284.8* |
| Loss related to Tomra Systems OY | 0.0 | 35.0 | 3.4 | 35.0 |
| Income related to Wise Metals Group | 0.0 | 0.0 | 54.7 | 0.0 |
| Taxes expense | 14.7 | 22.6 | 87.0 | 87.2 |
| *Net profit* | *30.8* | *39.3* | *161.4* | *162.6* |
| Minority interest | (2.1) | (4.3) | (15.4) | (17.9) |
| *Earnings per share (NOK)* | *0.16* | *0.19* | *0.82* | *0.81* |

| BALANCE SHEET | 31 December | |
|---|---|---|
| *(Figures in NOK million)* | **2004** | **2003** |
| **ASSETS** | | |
| Intangible assets | 539.5 | 379.8 |
| Leasing equipment | 160.2 | 172.7 |
| Other fixed assets | 707.6 | 770.6 |
| Inventory | 329.0 | 404.7 |
| Short-term receivables | 541.6 | 575.5 |
| Cash and cash equivalents | 983.0 | 1083.4 |
| *TOTAL ASSETS* | *3260.9* | *3386.7* |
| **LIABILITIES & EQUITY** | | |
| Paid-in capital | 1596.8 | 1596.8 |
| Retained earnings | 673.0 | 996.5 |
| Minority interests | 68.0 | 119.2 |
| Deferred taxes | 19.8 | 10.1 |
| Long-term interest-bearing liabilities | 58.3 | 54.1 |
| Short-term interest-bearing liabilities | 3.2 | 4.1 |
| Other liabilities | 841.8 | 605.9 |
| *TOTAL LIABILITIES & EQUITY* | *3260.9* | *3386.7* |

| CASH FLOW STATEMENT | 4th Quarter | | Full Year | |
|---|---|---|---|---|
| *(Figures in NOK million)* | **2004** | **2003** | **2004** | **2003** |
| Ordinary profit before taxes | 45.5 | 96.9 | 197.1 | 284.8 |
| Changes in working capital | 51.0 | 64.1 | 105.3 | (75.5) |
| Other operating changes | (27.8) | 29.4 | 78.6 | 7.7 |
| Total cash flow from operations | 68.7 | 190.4 | 381.0 | 217.0 |
| Total cash flow from investments | (35.6) | (32.2) | (396.1) | (123.1) |
| Total cash flow from financing | (0.8) | (21.0) | (75.5) | (27.0) |
| *Total cash flow for period* | *32.3* | *137.2* | *(90.6)* | *66.9* |
| Exchange rate effect on cash | 1.1 | 7.1 | (9.8) | (0.8) |
| Opening cash balance | 949.6 | 939.1 | 1083.4 | 1017.3 |
| Closing cash balance | 983.0 | 1083.4 | 983.0 | 1083.4 |

| EQUITY | Full Year | |
|---|---|---|
| *(Figures in NOK million)* | **2004** | **2003** |
| *Opening balance* | *2593.3* | *2470.1* |
| Net profit | 146.0 | 144.7 |
| Translation difference | (148.2) | 32.0 |
| Dividend accruals | (321.3) | (53.5) |
| *Closing balance* | *2269.8* | *2593.3* |

| INTERIM RESULTS | 4th Quarter 2004 | 3rd Quarter 2004 | 2nd Quarter 2004 | 1st Quarter 2004 | 4th Quarter 2003 | 3rd Quarter 2003 |
|---|---|---|---|---|---|---|
| Operating revenues | 663.5 | 665.0 | 590.9 | 592.8 | 711.6 | 651.7 |
| EBITDA | 87.3 | 105.5 | 73.3 | 72.7 | 133.9 | 129.8 |
| Operating profit | 42.2 | 64.2 | 32.9 | 33.6 | 90.6 | 85.3 |
| Sales growth (year-on-year) | (6.8) | 2.0 | 3.8 | 11.8 | 9.3 | (8.9) |
| Gross margin (%) | 36.2 | 37.6 | 36.1 | 34.8 | 36.8 | 37.9 |
| Operating margin (%) | 6.4 | 9.7 | 5.6 | 5.7 | 12.7 | 13.1 |
| Earnings per share (NOK) | 0.16 | 0.22 | 0.31 | 0.13 | 0.19 | 0.30 |
| Earnings per share (NOK) fully diluted | 0.16 | 0.22 | 0.31 | 0.13 | 0.19 | 0.30 |

Note: The quarterly financial statement is based on the same principles as the annual accounts, as well as the Norwegian Accounting Standard, NRS 11.

## HIGHLIGHTS FOURTH QUARTER 2004

- Revenues 664 MNOK (-7% relative to fourth quarter 2003)
  - Europe 236 MNOK (-30%)
  - North America 282 MNOK (unchanged)
  - Non-deposit markets 146 MNOK (+60%)
- Political clarification in Germany regarding deposit on non-refillable containers
- Answer sent to EU Commission regarding the EU Commission investigation in 2001
- Continued strong volume growth in California
- Record quarter for TiTech with NOK 44 million in revenue
- Agreement signed to acquire 100 percent of the shares in Orwak Group AB
- First test pilot of Tomra Recycling Center launched with TESCO in the UK

## FINANCIALS

Revenues in the fourth quarter 2004 amounted to 664 MNOK, down 7 percent from 712 MNOK in the fourth quarter of 2003. Gross margins in the fourth quarter 2004 equaled 36.2 percent versus 36.8 percent in 2003. Lower RVM prices in Europe and a weaker US dollar against the Norwegian kroner are the main reasons for the decline in gross margin.

Operating profit equaled 42 MNOK in fourth quarter 2004 after deduction of 12 MNOK in costs related to organizational restructuring in Europe and North America and 6 MNOK in legal fees for the EU Commission case. Operating profit in the same period in 2004 equaled 91 MNOK. During all of 2004, TOMRA has charged 19 MNOK in organizational restructuring costs. These initiatives are expected to generate gross savings of at least 40 MNOK in 2005.

Net financial income ended at 3 MNOK and earnings per share equaled NOK 0.16 for the fourth quarter 2004. Cash flow from operations in the fourth quarter ended at 69 MNOK. Total assets decreased by 5 percent from the end of the third quarter 2004 to 3,261 MNOK. The equity ratio remained strong at 69.6 percent.

# IFRS IMPLEMENTATION

Starting in 2005, TOMRA will report its financial statements in accordance with International Financial Reporting Standards (IFRS). TOMRA will send a separate stock exchange release with restated financial statements well in advance of the first quarter 2005 presentation date on 19 April 2005. The overall effects of the implementation of IFRS on TOMRA's financial statements are expected to be limited.

# DEPOSIT MARKETS

## EUROPE

TOMRA has had to perform in an increasingly challenging market in Europe in 2004. Revenues in Europe amounted to 886 MNOK in 2004 against 910 MNOK in 2003—a decrease of 3 percent. Revenues measured in EUR decreased by 8 percent. Discounted prices and low capital spending in the food retail sector are the main reasons for this decline. Margin pressure in Europe has been evident since second quarter 2004, but in this challenging environment, TOMRA has successfully protected its market share.

The demand for TOMRA's products is normally lowest in the beginning of the year, which is a trend also anticipated in 2005.

**Sales by market**

| Figures in NOK million | 2004 | 2003 | 4q04 | 4q03 |
|---|---|---|---|---|
| Norway | 76 | 76 | 20 | 17 |
| Sweden | 176 | 207 | 39 | 95 |
| Finland | 107 | 111 | 25 | 33 |
| Denmark | 80 | 71 | 20 | 17 |
| The Netherlands | 75 | 86 | 20 | 22 |
| Germany | 253 | 239 | 79 | 113 |
| Austria/CEE | 67 | 61 | 18 | 19 |
| Switzerland | 13 | 17 | 3 | 5 |
| Belgium | 30 | 25 | 8 | 8 |
| Others | 9 | 17 | 4 | 9 |
| Total Europe | 886 | 910 | 236 | 338 |

**Sales by activity**

| Figures in NOK million | 2004 | 2003 | 4q04 | 4q03 |
|---|---|---|---|---|
| Sales, lease | 515 | 564 | 141 | 235 |
| Service | 354 | 331 | 91 | 99 |
| Admin. & Promotion | 17 | 15 | 4 | 4 |
| Total Europe | 886 | 910 | 236 | 338 |

### Germany

In Germany, revenues in 2004 increased by 6 percent versus 2003 to 253 MNOK. The main reason for this was increased demand for RVM technology related to handling of refillable containers.

The amendment of the German Packaging Ordinance was concluded in January 2005 with an approval in the German Lower House. The German Ministry of Environment maintains that the deposit law is conforming to EU internal market regulations. The amended Ordinance entails a flat deposit of 25 Euro cents on containers filled with beer, carbonated soft drinks and mineral water as of 9 May 2005. Deposit will also be charged on non-carbonated soft drinks (except fruit drinks) as of May 2006. Also, the so-called "Island deposit systems" operated by most discounters today, must be disbanded by May 2006. At such time, a national deposit system must be in place whereby stores selling beverages filled in non-refillable containers must also pay back deposit to any consumer returning empty containers.

Preparations for a national deposit system are in progress. Several industry players have announced their intent to establish clearing-house and pick-up operations for retailers. Preparations have also begun to establish a uniform national security system to mark and identify deposit containers sold in Germany. In this respect, TOMRA is supporting industry with technology and system competency. Based on the expected need for cost effective handling of empty beverage containers in stores, TOMRA anticipates significant technology sales in Germany in the coming years.

### EU Commission Investigation

As previously announced, on 3 September 2004 TOMRA received the EU Commission's Statement of Objections related to the investigations started in 2001. The Commission is of the opinion that TOMRA has misused its dominant market position by entering into certain supply agreements with customers in the period 1991 to 2001.

TOMRA has presented its written answer to the Commission and has also presented its views in a separate oral hearing. TOMRA strongly contests the Commission's arguments. A final decision in the case is expected in 2005. TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

## NORTH AMERICA

Revenues in North America amounted to 1,185 MNOK in 2004—an increase of 1 percent from 1,180 MNOK in 2003. Measured in USD, revenues increased by 5 percent.

### Sales by market

| Figures in NOK million | 2004 | 2003 | 4q04 | 4q03 |
|---|---|---|---|---|
| New York | 369 | 358 | 94 | 90 |
| Connecticut | 95 | 97 | 20 | 20 |
| Massachusetts | 91 | 94 | 21 | 22 |
| Michigan | 193 | 228 | 40 | 45 |
| California | 337 | 295 | 82 | 76 |
| Canada | 92 | 100 | 23 | 28 |
| Others | 8 | 8 | 2 | 2 |
| Total North America | 1,185 | 1,180 | 282 | 283 |

### Sales by activity

| Figures in NOK million | 2004 | 2003 | 4q04 | 4q03 |
|---|---|---|---|---|
| Sales, lease | 228 | 215 | 60 | 37 |
| Service | 78 | 77 | 22 | 19 |
| Recycling Centers | 188 | 183 | 45 | 49 |
| Materials Handling | 633 | 648 | 136 | 165 |
| Admin. & Promotion | 58 | 57 | 19 | 13 |
| Total North America | 1,185 | 1,180 | 282 | 283 |

### US East

The start up of RVM installations related to a 6.5 MUSD contract with a New York-based retailer positively affected fourth quarter in the US East region. Installation of the remaining machines will take place in 2005.

Revenue in 2004 measured in NOK in the US East region declined by 4 percent due to a weaker USD versus NOK. Measured in USD, revenue increased by 1 percent. TOMRA anticipates stability in these operations in 2005.

### California

Revenues in California in 2004 equaled 337 MNOK, which was an increase of 14 percent versus 2003. Measured in USD, revenue increased by 20 percent to 50 MUSD. The revenue growth was driven by higher volumes, as well as higher PET and aluminum prices. Collection volumes in comparable sites grew by 25 percent. Due to changes in TOMRA's recycling center portfolio in 2004, total volumes increased by 7 percent.

Because of better capacity utilization and improved commodity prices, TOMRA met its milestone of operating margin in California of 10 percent. TOMRA anticipates a continued positive development in California in 2005.

## NON-DEPOSIT MARKETS

### Sales by market

| Figures in NOK million | 2004 | 2003 | 4q04 | 4q03 |
|---|---|---|---|---|
| Brazil | 370 | 368 | 102 | 87 |
| Others* | 71 | 5 | 44 | 4 |
| Total Non-deposit | 441 | 373 | 146 | 91 |

*TiTech included as of 1 July 2004

### Sales by activity

| Figures in NOK million | 2004 | 2003 | 4q04 | 4q03 |
|---|---|---|---|---|
| Sales, lease* | 71 | 5 | 44 | 4 |
| Recycling Centers | 218 | 217 | 66 | 53 |
| Materials Handling | 152 | 151 | 36 | 34 |
| Total Non-deposit | 441 | 373 | 146 | 91 |

*TiTech included as of 1 July 2004

### Brazil

Revenues in Brazil in 2004 amounted to 370 MNOK. TOMRA's results in Brazil continued to improve in the fourth quarter 2004 due to a cost reduction program initiated earlier in the year and a better utilization of processing capacity. Aluminum can volume trended positively, but acquisition costs remain high. In 2005, TOMRA's main priority in Brazil will be to continue the streamlining of operations and improve profitability.

## RECYCLING SOLUTIONS

TOMRA's ambition is to become a leading provider of recycling technology solutions in non-deposit markets through its Recycling Solutions Division. This will be accomplished in two ways. First, TOMRA seeks to trigger a paradigm shift in the recycling of rigid containers, by creating an alternative to low value-added and transport intensive collection solutions such as bottle banks and curbside programs. This will be achieved through automated, out-door collection and processing centers referred to as Tomra Recycling Centers (TRC).

Many countries have invested in collection solutions, such as bottle banks and curbside programs. These solutions

are expected to form the basis of many future recycling systems. TOMRA seeks to generate considerable efficiency gains in existing recycling systems by increasing the use of technology in the sorting and handling of packaging waste. This will be achieved by acquiring and developing recycling technology and equipment companies with attractive growth and profit potential. The acquisitions of TiTech and Orwak Group are important steps in realizing this strategy.

### TiTech

Revenue in TiTech in the fourth quarter 2004 equaled 44 MNOK, which represents a record quarter for the company. Revenue for fiscal year 2004 equaled 114 MNOK – an increase of 30 percent versus 2003. NOK 68 MNOK of the revenue was booked in TOMRA's accounts as TiTech was consolidated as of 1 July 2004. TiTech's performance in 2004 met TOMRA's expectations. Strong demand from central European countries and positive momentum in the US and UK are the main reasons for this growth.

TOMRA expects positive development and growth in TiTech in 2005 based on demand in existing markets and penetration of new markets. Historically however, TiTech has experienced strong seasonal swings. The first quarter of every year has the lowest activity level, as capital budgets for material recovery facilities are skewed towards the end of the year. A similar trend is expected in 2005.

### Orwak Group

In December 2004, TOMRA signed an agreement to acquire 100 percent of the shares in Orwak Group AB (Orwak Group). The acquisition price is based on an enterprise value of 175 MSEK and a performance-based conditional payment of up to 20 MSEK tied to 2005 and 2006 earnings. Closing of the transaction is expected in February 2005.

Orwak Group, with headquarters in Sweden, develops, manufactures and sells compactor solutions to retail industry, as well as large industrial compaction baling solutions to material recovery facilities and other industries. The compaction solutions allow its customers to reduce storage needs for empty packaging and significantly reduce transportation costs through extreme volume reduction. With over 50,000 units installed worldwide, the Orwak Group is considered a leader within the small and large compactor markets. Orwak Group generated revenue of approximately NOK 265 million in 2004. In 2005, the company aims to consolidate its position in established markets and further develop a platform for profitable growth in new markets. TOMRA sees considerable market and technology synergies between TOMRA, Orwak Group and TiTech. TOMRA will consolidate Orwak Group as of 1 January 2005.

Similar to TiTech, Orwak Group normally also experiences strong seasonal swings. The first quarter of every year has the lowest activity level, as capital budgets for material recovery facilities, as well as retailers, tend to be skewed towards the end of the year. A similar trend is expected in 2005.

### Japan

TOMRA together with Sumitomo Corporation, installed the eight RVM-based recycling centers in the Tokyo/Yokohama area, as planned. Collection volumes exceeded expectations so far, and the feedback from all stakeholders involved was positive.

The pilots with Sumitomo will run through the first quarter 2005. Both TOMRA and Sumitomo have confirmed their intent to discuss a more formal partnership model. These discussions will take place in the first half of 2005.

### Tomra Recycling Center (TRC)

TOMRA believes that significant cost reduction and increased consumer participation can be achieved in non-deposit markets by applying lessons learned from deposit markets. TOMRA is therefore targeting to replace bottle banks and curbside programs with new, automated collection centers such as the TRC concept. Advantages include recognition, sorting and compaction of material at the collection point, to maximize material value and minimize transportation costs.

Since November 2004, TOMRA has been piloting the first TRC in the UK together with TESCO, the UK's leading retailer. An expanded test with an additional five centers is scheduled to run through 2005 at the latest. The aim of the test is to verify the feasibility of a TRC business model versus existing collection infrastructure, by measuring volume, consumer acceptance and transportation costs. Discussions regarding a full roll-out of TRC's in the UK may be initiated towards the end of 2005.

Significant work and investments remain before an industrialization phase of the TRC can occur. In 2005, the required investment level is expected to equal between NOK 40 to 50 million dependent upon the project scope. Similar investments in 2003 and 2004 were NOK 15 million and NOK 32 million, respectively. TOMRA remains confident in its ability to position its recycling center technology in non-deposit markets where current systems are unable to fulfill recycling levels and meet certain minimum system cost levels. TOMRA will also seek opportunities to apply certain breakthrough technologies and concepts developed in the TRC project in deposit markets.

## MARKET OUTLOOK

TOMRA anticipates lower investments by retailers in the first half of 2005. This, combined with higher investments

in non-deposit development activities, will result in a weak first half 2005.

## ORGANIZATION

Some time ago, CEO Erik Thorsen informed the Chairman of the Board of Tomra Systems ASA that he was considering resigning as chief executive officer. In February 2005, TOMRA entered into an agreement with Erik Thorsen that he will leave the company in April 2005.

After almost 19 years in TOMRA, of which the last 9 years as CEO, Erik Thorsen has decided that the time was right to seek new challenges. TOMRA's revenue during Erik Thorsen's tenure has increased by 30 times, and the profitability margin in the period has been between 7% and 18%. The Board thanks Mr. Thorsen for his enormous contribution to TOMRA over the years. The Board is in the stage of developing a short-list of candidates to replace Erik Thorsen and targets a March announcement.

## SHAREHOLDERS

The total number of shares outstanding at the end 2004 was 178,486,559 shares. The total number of shareholders increased from 16,545 at the end of third quarter 2004 to 17,611 at the end of 2004. The distribution by country of TOMRA shareholders at the end 2004 shows: Norway 66.8%, United Kingdom 10.3%, USA 7.3%, Luxembourg 3.2%, Denmark 3.0% and Sweden 2.6%.

TOMRA's share price increased from NOK 25.40 to NOK 33.30 during fourth quarter 2004. The number of shares traded at the Oslo Stock Exchange in the fourth quarter 2004 was 215 million shares, compared to 138 million in the same period last year. The Board will recommend an ordinary dividend of NOK 0.30 per share for 2004, which is unchanged from the previous year, and an extraordinary dividend of NOK 1.50 per share.

Asker, 15 February 2005

The Board of Directors
Tomra Systems ASA

| Jan Chr. Opsahl | Erik Thorsen |
|---|---|
| Chairman | President & CEO |